

Mail Stop 3030

December 30, 2016

Philippe Deschamps
President and Chief Executive Officer
Helius Medical Technologies, Inc.
Suite 400, 41 University Drive
Newtown, Pennsylvania 18940

> **Re:** **Helius Medical Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2016**
> **File No. 333-215286**

Dear Mr. Deschamps:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Darren DeStefano, Esq.
        Cooley LLP